RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SELECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

RED HORSE ENTERTAINMENT CORPORATION

11828 La Grange Avenue

Los Angeles, California 90025

July 22, 2005

As Amended August 9, 2005

This report is furnished by the Board of Directors of Red Horse Entertainment Corporation, a Nevada corporation (the “Company”), to the holders of common stock of the Company to provide notice of a change in management.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

DIRECTORS AND EXECUTIVE OFFICERS

Changes in the Board of Directors

On July 13, 2005 the Company received the final documents necessary to close the acquisition of Silverstrand International Holdings Limited. In connection with the acquisition, Bill Rogers resigned as a director and officer of Red Horse and Mr. Jiang Fang was elected as a director to fill the resulting vacancy. In addition, all of the remaining officers, including Wayne M. Rogers who was serving as Chief Executive Officer and Chief Financial Officer, were replaced by new officers designated by Silverstrand International. Following these action the members of the Board were Wayne Rogers, Jack Gertino, and Jiang Fang.

Effective July 18, 2005 the Board of Directors approved resolutions appointing Jiang Peng, Duan Jingshi, Li Guang Hua and Wang Li Rong to serve as directors of the Company as of to fill vacancies resulting from the resignations of Wayne M. Rogers and Jack M. Gertino and an increase in the number of persons comprising the Board to five. These appointees will constitute a majority of the members of the board of directors, but the change in directors is not effective under the terms of the Board resolutions until ten days after this Report is sent to the Company’s shareholders of record and filed with the Securities and Exchange Commission.

The New Officers and Directors

The table on the following page sets forth certain information for each officer, director and director-elect of the Company.

Name	Age	Positions	Since
Jiang Fang	50	Chairman of the Board, Chief Executive Officer and President	2005
Jiang Peng	42	Executive Vice-President, Secretary and Director-Elect	2005
Duan Jingshi	52	Vice-President, Property Development, and Director-Elect	2005
Li Guang Hua	44	Vice-President, Sales, and Director-Elect	2005
Wang Li Rong	42	Chief Financial Officer, Treasurer, and Director-Elect	2005

            All executive officers are elected by the Board and hold office until their successors are duly elected and qualified. Each Director is elected by the stockholders and serves until resignation or election of a successor by the stockholders. During 2004 the Board acted through written unanimous consents only, and no meetings of the Board were held.

The following is information on the business experience of each of the new members of management.

Jiang Fang has served for the past five years as the President and a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited, which are engaged in the business of acquiring and developing commercial and residential real estate in and around Shenyang City in the Liaoning Province of the People’s Republic of China. As a result of these business activities Mr. Jiang has accumulated substantial experience with real estate development in the People’s Republic of China. Mr. Jiang is the brother of Mr. Jiang Peng.

Jiang Peng has served for the past five years as the General Manager and a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited. Mr. Jiang has general supervisory responsibility for Silverstrand International and its projects. As As a result of these business activities Mr. Jiang has accumulated substantial experience with real estate development in the People’s Republic of China.

Duan Jingshi has served as a Vice General Manager and a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry, since January, 2002, and has responsibility for real property development. For over two years prior to January 2002 he served as President of Shenyang Normal University, an educational institution in Shenyang City. As a result of these business activities Mr. Duan has accumulated substantial experience with governmental approval and permitting processes in the People’s Republic of China, as well as construction contracting and supervision.

Li Guang Hua has served as a Vice General Manager and a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited since January 1992. Mr. Li has responsibility for project sales and management. For over two years prior to January 1992, Mr. Li was an officer of Shenyang Municipal Bureau of Real Estate Management and responsible for real estate marketing research. As a result of these business activities Mr. Li has accumulated substantial experience with marketing and sales of real estate in the People’s Republic of China.

Wang Li Rong has served as a Vice General Manager and a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited since 1995. Ms. Wang manages finance and accounting for Silverstrand International, and through her years of service she has accumulated substantial experience with finance and accounting for real estate development in the People’s Republic of China.

Board Committees; Selection of Directors; Stockholder Communication

Prior to the acquisition of Silverstrand International in July 2005, the Company had no active operations and its assets consisted entirely of cash. Consequently, the Board of Directors had determined that it was not necessary or practical for the Company to establish an audit committee or audit committee charter, recruit a financial expert to serve on the Board, establish a nominating committee or nominating committee charter, establish a compensation committee, or adopt a code of ethics applicable to its chief executive and financial officers. Beginning in August 2005, the new Board of Directors will, after it takes office, evaluate and make determinations with respect to whether the Company has an audit committee financial expert within the meaning of Item 401(f) of Regulation S-B adopted by the Securities and Exchange Commission and whether that person is independent, the formation of committees, committee assignments, and related matters.

The Company has not held an election of directors or had any vacancies in the Board since the Company registered its common stock under Section 12(g) of the Securities Exchange Act of 1934 in 1997. Under Nevada law failure to hold director elections does not affect the standing or status of a corporation, and directors continue to hold office until their successors are elected. Management believed that, during the period the Company was a shell corporation, recruiting additional directors would likely have little or no success, and that replacing directors would provide little or no benefit to the Company and its stockholders. Consequently, management determined that using the Company’s limited cash to establish director recruiting and election policies and procedures, including the formation of a nominating committee, would not be in the best interest of the Company and its stockholders. Since no procedures have been adopted for recruiting directors and no elections of directors have been held, the Company has not adopted a policy regarding consideration of director candidates recommended by stockholders. An evaluation of whether to adopt any such policies or procedures, including any process for stockholders to recommend nominees for election to the Board or for considering stockholder nominees, will be undertaken by the new directors after taking office.

At December 31, 2004, the Company was a shell corporation with 152 stockholders of record and only one business office. As a result of these circumstances, which have characterized the Company since 1997, management determined it was not necessary to establish a formal process for stockholders to send communications to the Board in order for them to communicate with the Board. An evaluation of whether to adopt in the future a process for stockholders to communicate with the Board will be undertaken by the new directors after taking office.

Reports of Beneficial Ownership

Section 16(a) of the Securities Exchange Act of 1934 requires officers and directors of the Company and persons who own more than ten percent of a registered class of its equity securities to file reports of ownership and changes in their ownership on Forms 3, 4, and 5 with the Securities and Exchange Commission, and forward copies of such filings to the Company. Based on the copies of filings received by the Company, each of the new officers and directors filed a Form 3 with the Securities and Exchange Commission reporting their respective stock ownership in the Company. All of these filings were made on July 26, 2005, which is one day following the date the reports were due.

EXECUTIVE COMPENSATION

Compensation

The following table provides certain summary information concerning compensation earned for services rendered in all capacities to Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited, for the fiscal years ended December 31, 2004, 2003, and 2002, by the person serving in the capacity of chief executive officer and the other most highly compensated executive officers (the “Named Executive Officers”). This information includes the dollar amount of base salaries. No bonuses or other compensation was paid.

Summary compensation table

Name and Position	Year	Salary($)
Jiang Fang	2004	9,888
President	2003	12,649
	2002	24,155

Jiang Peng	2004	2,472
General Manager	2003	-
	2002	14,493

Duan Jingshi	2004	9,500
General Manager	2003	-
	2002	18,116

Li Guang Hua	2004	6,320
General Manager	2003	6,320
	2002	14,493

Wang Li Rong	2004	6,086
General Manager	2003	4,791
	2002	9,662

Stock option

The Company has not adopted any stock option plan and no options have been issued, or are proposed to be issued, to the Named Executive Officers at the present time.

Employment contracts

Each of the Named Executive Officers are employed under written contracts that are identical, but for the base salary listed in the table above. The employment contracts are for a term of five years that began January 1, 2002 and end December 31, 2007, and provide for the same government benefits and employment regulation that are generally applicable to employees in Liaoning Province of the People’s Republic of China.

Compensation of directors

The Company has not adopted any plan or arrangement for compensating directors for their services.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of July 13, 2005, the number and percentage of the 10,557,406 shares of outstanding common stock that were beneficially owned by each person who is currently a director or director-elect (who are also all of the executive officers). Two of the persons listed are the only persons who hold more than 5% of the outstanding common stock of the Company. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned.

	Common Shares	Percent of Class
Name and Address
Jiang Fang Suite C, 25-26F, President Building No. 69 Heping North Street Heping District Shenyang, China	8,178,447	77.5
Jiang Peng Suite C, 25-26F, President Building No. 69 Heping North Street Heping District Shenyang, China	1,010,233	9.6

Duan Jin Shi Suite C, 25-26F, President Building No. 69 Heping North Street Heping District Shenyang, China	101,024	1.0
Li Guang Hua Suite C, 25-26F, President Building No. 69 Heping North Street Heping District Shenyang, China	101,024	1.0
Wang Li Rong Suite C, 25-26F, President Building No. 69 Heping North Street Heping District Shenyang, China	101,024	1.0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two years ended December 31, 2004 and 2003 and during 2005, Silverstrand International has received from time to time short-term advances for general corporate purposes from two officers and directors. Silverstrand International has established the practice of making advances for business related costs and expenses to its executive officers.

A summary of advances to and from executive officers during 2004 and 2003 are as follows:

Name	Balance at		Maximum outstanding balance during year	Security held
	12.31.2004	12.31.2003
Jiang Fang	$(13,453)	$(40,196)	$831,958	none
Jiang Peng	(264,755)	289,127	$289,127	none
Dang Jingshi	3,623	5,152	$5,152	none
Li Guang Hua	-	2,500	$2,500	none
Wang Li Rong	-	2,452	$2,452	none
	$(274,585)	$259,035